

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

>   **Re: VoiceServe, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 20, 2010**
>   **File No. 333-169459**

Dear Mr. Bibelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Registration Statement on Form S-1

General

1. Make sure that the filing consistently refers to the correct number of securities to be offered. For example, under footnote 3 to the registration fee table, you refer to up to 1,825,947 shares of common stock to be offered by the selling shareholders and up to 608,649 shares of common stock issuable upon the exercise of outstanding warrants.

Primary Offering Prospectus Cover Page

2. In accordance with comment 4 from our letter dated October 13, 2010 revise the sentence "[w]e are offering a minimum of 1,481,928 shares of common stock" to make clear that this is a no minimum offering. Further, revise here and throughout your filing to indicate that the company's offering will be at a fixed price. Note that because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you must fix the offering price of the securities being offered by the Company for the duration of the offering.

Risk Factors, page 6

Risks Relating to Our Business, page 6

3. Add a header to the risk factor discussion regarding your lack of patent protection at the bottom of page 6.

Risks Relating to Our Common Stock, page 8

4. Tell us why you removed the risk factor titled "You May Be Unable To Sell Your Common Stock At Or Above Your Purchase Price, Which May Result In Substantial Loss To You."

5. We note your response to comment 10 from our letter dated October 13, 2010. Please further expand this risk factor to address the impact market price sales in the selling shareholder offering may have on the company's ability to sell shares at a fixed price.

Description Of Securities, page 12

6. The disclosure added in response to comment 12 from our letter dated October 13, 2010 is inapplicable to this offering because you are not registering warrants for sale or resale. Please revise to remove any reference to prospectus supplement descriptions of warrants, and include a general description of your outstanding warrants as required by Item 202(c) of Regulation S-K.

Description Of Business, page 13

7. We note your response to comment 14 from our letter dated October 13, 2010 and your revised disclosure. Revise the following statements to either (i) provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims, or (ii) characterize these assertions as your beliefs.

- "VoipSwitch's software enables communications providers, businesses, enterprises, hotels and cruise liners to communicate using the latest sophisticated software technology." Pages 1 and 13.
- "Our competitors do not have the full suite of models currently offered by VoipSwitch." Page 14.
- VoipSwitch today is the leader in selling mobile dialers." Page 14.
- "Their pricing for a limited solution in comparison to ours is far dearer [sic] mainly because they supply hardware in addition to the software." Page 14
- "This economical, easy-to-use alternative to traditional PBX systems or Centrex class services allows high-speed Internet users anywhere in the world to be part of a virtual PBX…" Page 17.
- "For mobile phone users, Call-to-PBX offers Vippie Mobile – a softphone easily downloaded that seamlessly connects to the Call-to-PBX via WiFi or GPRS networks." Page 17.
- "Traditional methods of content delivery, including air, satellite and cable are still available, but they are prohibitively expensive for small and medium size providers and are not globally scalable." Page 17

Business Overview, page 14

8. The revised disclosure provided in response to comment 13 from our letter dated October 13, 2010 does not fully account for the requirements of Item 101(h) of Regulation S-K. Further revise to elaborate with respect to the competitive environment you operate in. We note the page 7 characterization of your industry as "highly competitive." In addition, provide the number of total employees and full time employees.

Financing & Revenue Sources, page 18

VoIPSWITCH, page 18

9. With regard to the disclosure provided in response to comment 16 from our letter dated October 13, 2010, further revise to clarify the relationship among revenues received from "ongoing monthly service charges to resellers license purchasers…", license fees and annual customer service fees.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 20

10. We note your response to comment 21 from our letter dated October 21, 2010, but you have not removed the reference. Therefore, we reissue our previous comment.

11. Restore your results of operations discussion for the year ended March 31, 2010 compared to the year ended March 31, 2009. See Instruction 1 to Item 303(a) of

Regulation S-K. Make sure that your restored disclosure accounts for comment 23 from our letter dated October 13, 2010.

Liquidity And Capital Resources, page 25

12. Reconcile the cash and cash equivalents held as of September 30, 2010 with your balance sheet.

13. Regarding the short-term and long-term capital needs figures provided, clarify how you expect to use the cash needed. For example, you should discuss the funds you expect to dedicate to research and development as well as funds to be dedicated to attending industry conferences and exhibitions. These are just examples. Within your discussion account for the disclosure on page 22 which indicates the potential repercussions of failing to sell more than 50% of the shares offered by the company under this filing.

Directors, Executive Officers, Promoters and Control Persons, page 26

14. We note your response to comment 25 from our letter dated October 13, 2010 and your revised disclosure. Further revise to disclose with respect to Messrs. Taylor and Millet the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

Executive Compensation, page 29

15. We note that your Board of Directors determines bonus awards. Further revise the disclosure added in response to comment 28 from our letter dated October 13, 2010 to clarify which aspects of compensation your officers determine. Specifically identify each officer involved in determining compensation and clearly state whether any of these officers influence their own compensation.

Summary Compensation Table, page 30

16. In accordance with comment 26 from our letter dated October 13, 2010, please add disclosure with respect to why you chose to treat your executive officers as independent contractors instead of employees. Your discussion should include all material information necessary to understand this facet of your compensation practices including any risks resulting there from. See Item 402(o) of Regulation S-K.

Employment Agreements, page 30

17. Because Messrs. Bibelman and Ellinson sit on your Board of Directors, your response to comment 30 from our letter dated October 13, 2010 does not answer whether they will take part in their own bonus award determinations. Revise to clarify. In addition, explain

what factors will be considered in determining "the efforts put into the Company to generate revenues and enhance the Company's growth."

18. Describe the material terms of Mr. Stefansky's employment agreement. See Item 402(o)(1) to Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

19. The holdings of Ms. Daphne Arnstein do not reflect her correct percentage holdings of all outstanding shares. Please correct this typo. In addition, please review your entire document and correct all typos to avoid any potential confusion.

Plan Of Distribution, page 32

20. We note the added disclosure in response to comment 2 from our letter dated October 13, 2010. Please completely revise this section to accurately reflect the circumstances of your offering. We note for example, several references to at the market offerings. Because you are not Form S-3 eligible, you are not able to conduct a primary at the market offering. As another example, you refer to preferred stock, but are not offering preferred stock. Within your revised disclosure, discuss the salient characteristics of a best efforts offering.

Note 8. Common stock issuances, page F-14

21. We note your response to comment 33 from our letter dated October 13, 2010 and your disclosure in Note 9, Common stock issuances, on page F-13. For your common stock issued in May 2009 and September 2010, please tell us the nature of each restriction on these stock issuances. If the nature of the restriction is limited to the passage of time not to exceed one year, we believe a nominal discount is appropriate. Include in your response the impact on the estimated fair value of the shares issued in May 2009 and September 2010 if you used a discount of 10% and 25%, respectively.

Recent Sales of Unregistered Securities, page II-2

22. We note your response to comment 34 from our letter dated October 13, 2010, but see no applicable revision. Revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K. For example, you should discuss the common stock issuances on page F-14 under note 8 to your financials.

23. In your response, explain why the previous disclosure regarding your May 26, 2010 sale of common stock and warrants changed. Revise your disclosure on page 2 and elsewhere for consistency.

Mr. Michael Bibelman
VoiceServe, Inc.
December 28, 2010
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
       Christine M. Melilli, Esq.
       Anslow & Jaclin, LLP